82-34889

05011280

RECEIVED

2005 SEP 19 A 11:

SUPPL

Exhibit 1

July 26, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

CORPORATE UPDATE – TEST MINE TO COMMENCE; METAL PRODUCED

John Greenslade, President of Baja Mining Corp. ("Baja" or the "Company"), is pleased to advise of the successful production of copper metal, cobalt metal and hydrated zinc sulphate from Boleo ore in a phase 1 pilot plant and the commencement of an underground test mine at the El Boleo Project, Baja California Sur, Mexico.

PROCESSED

SEP 19 2005

Highlights of this Release

Successful Phase 1 Pilot Plant completed at SGS Lakefield Research

A continuous pilot plant was conducted at SGS Lakefield Research Limited, Ontario, on Boleo ore for a period of 14 days treating a bulk sample of ore grading 1.6% Cu, 0.087 % Co, 0.58% Zn, 3.23% Mn and 8.71% Fe. The pilot plant successfully demonstrated the operation of the solid liquid separation of the leach solutions utilizing a six stage counter current decantation (CCD) washing circuit (reaffirming the earlier solid-liquid separation testwork), the recovery of zinc and cobalt by direct solvent extraction, and overall recovery of approximately 87% copper (as high grade copper metal), 82% cobalt (as high purity cobalt metal), 68% zinc (as zinc sulphate) and 96% manganese (as manganese sulphate).

Underground Mining Trial to Commence

The Company retained the consulting firm Australian Mine Design & Development (AMDAD) for their expertise in mine design of flat lying deposits like Boleo. AMDAD proposes the use of modern, high productivity, continuous miners as used in the Australian and South African coal mines. A test mine site was selected which is representative of the conditions to be encountered on Boleo and the test area pre-developed from March to May 2005. The Company recently purchased and refurbished a Dosco LH 1300, 58 tonne continuous mining machine as the key piece of equipment for the underground mining trial at Boleo. All of equipment for the trial has now been sourced and the majority acquired. It is anticipated the test mine trial will commence in late August or early September 2005. A geotechnical company specializing in soft rock mining will work with AMDAD to fully instrument the workings and collect data. The test will allow AMDAD to confirm production rates, ground support conditions and costing required for their input to the mine design for the feasibility study as well detailed capital and operating costs

dlw 9/19

Detailed Discussion

Baja commenced the preparation of a Definitive Feasibility Study (DFS) on the El Boleo copper/cobalt/zinc project, located at Santa Rosalia, Baja California Sur, Mexico in August, 2004 under the direction of Bateman Engineering Inc. Canada. The key components of the DFS include (1) testing of solid liquid separation utilizing high rate thickeners in a counter-current decantation circuit (successfully completed); (2) a two phase pilot plant to demonstrate the viability of the process flowsheet for recovery of copper metal, cobalt metal and zinc sulphate (phase 1 "proof of concept" pilot plant successfully completed); (3) a test mining program to demonstrate the viability of underground mining and confirm estimated mining costs and percentage extraction of resources; and (4) in-fill drilling to enhance the quality of resources that currently do not meet the definition of measured or indicated resources as a result of drill hole spacing (initial 3500 meter program underway).

Solid Liquid Separation Testwork Succcessful

In a news release dated October 18, 2004, Baja confirmed that solid-liquid separation tests conducted at SGS Lakefield Research Limited have demonstrated that Boleo ores can be settled and washed in a conventional CCD circuit utilizing high rate thickeners. Mike Holmes, Bateman Study Manager for the Boleo Definitive Feasibility Study, has said, "The success of the solid-liquid separation testwork has removed a significant amount of the technical risk from the flow sheet."

Phase 1 Pilot Plant Successfully concluded

The phase 1 "Proof of Concept" pilot plant started on schedule on Tuesday November 16, 2004 and ran for a period of 14 days treating a bulk sample of Boleo ore grading 1.6% Cu, 0.087 % Co, 0.58% Zn, 3.23% Mn and 8.71% Fe. The pilot plant flowsheet was essentially a miniature version of the expected full scale circuit and comprises;

- Attritioning of the ore with grinding of the oversize
- Acid oxidation leaching of the ore with sulfuric acid in seawater
- Acid reduction leaching of the ore with sulfur dioxide and sulfuric acid in seawater
- Partial neutralization with limestone
- Counter current decantation (CCD) washing of the leach residue in thickeners (to separate the metal rich aqueous solution form the clayey waste)
- Copper solvent extraction/electrowinning (SX/EW)
- Iron removal by pH adjustment and oxidation
- Thickening of the iron residue (thickened residue goes to main CCD for washing)
- Direct Solvent Extraction technology (DSX) for selective recovery of cobalt and zinc (and small amounts of residual copper). DSX technology is the property of Commonwealth Scientific Industrial Research Organization (CSIRO), Perth, Australia.

The pilot plant successfully demonstrated the operation of the solid liquid separation of the leach solutions utilizing a six stage CCD washing circuit (reaffirming the earlier solid-liquid separation testwork), the recovery of zinc and cobalt by the DSX process, and overall recovery of approximately 87% copper (as high grade copper metal), 82% cobalt(as high purity cobalt metal), 68% zinc (as zinc sulphate) and 96% manganese (as manganese sulphate). The pilot plant also demonstrated the need for appropriate selection of materials of construction in the commercial facility to deal with the aggressive (corrosive) nature of the leach solutions and several areas where further test work at both a bench and pilot plant scale are required. A key area of concern was in the area of possible degradation of the organic reagents use in the DSX circuit for recovery of zinc sulphate and cobalt sulphate (prior to electowinning of cobalt metal).

The report recommended that the phase 2 pilot campaign be conducted on a larger sample and over a longer run period (1-2 months). A phase 2 pilot campaign is now scheduled for late 2005.

Underground Test Mine to Proceed

The resource models developed by geological consultants Hellman & Schofield Pty. Ltd. (H&S) of Sydney, Australia (see news release dated April 7, 2005) have allowed mine planning to progress to a point where an underground mining method has been selected as the most optimal approach for Boleo. Preliminary estimates of production rates and mining costs have been prepared by AMDAD and included in a NI 43-101 report which will shortly be filed. The AMDAD mine plan will form the basis for the DFS.

The sediment hosted Boleo deposit comprises a series of seven mineralised units or Mantos (seams), of copper-cobalt-zinc-manganese, with possible indium, gallium and germanium credits, in a clayey mineral matrix. The seam like structure and low material strength of the mantos suggested some form of continuous mining similar to underground coal, potash or salt mining. The alternatives available are longwall mining, bord and pillar mining and shortwall mining.

Longwall mining was not considered suitable because of localised faulting, variation in seam heights and the large capital cost.

Bord and pillar mining uses continuous miners to drive a series of roadways through the manto to form a pattern of wide pillars. The miners then split these pillars in an order designed to provide maximum support of the roof. The miner retreats through the pillars splitting them to a point where they support the roof just long enough for the miner to be a safe distance back from the collapsing roof.

Bord and pillar mining is more flexible than longwall mining in that the mining panels can be designed to fit the irregular target boundaries around faults, steep dips and low grades and the continuous miners can work across uneven floors and in variable manto heights.

A further refinement in the use of continuous miners is to combine them in a "shortwall" configuration. Shortwall mining uses hydraulic shields to provide roof support for a continuous miner working backwards and forwards across a face. With the shields providing support there is much less need for pillars to be left behind and the continuous miner can achieve higher production rates because less time is spent installing supports. The face can be as little as 50 metres wide and can be varied by using more or less shields. The system can be tailored to the irregular target boundaries by using bord and pillar mining to mine out the sections where a shortwall panel will not fit.

For the purpose of preliminary production and cost estimation AMDAD developed a mine plan which could be worked by either shortwall or bord and pillar mining. Preliminary production schedules assume shortwall mining with some bord and pillar mining to develop access roadways and to mine areas where manto structures do not allow shortwall panels to be laid out.

Inspection of the mantos in drill core and in recent underground exposures suggests that conventional continuous miners should be able to achieve very high production rates in virgin ground. However, Baja recognizes the importance of understanding how the proposed systems will perform through a range of conditions such as in previously mined areas and in areas of steeper dips, undulating floors or faulting.

For these reasons an underground mining trial is planned for August- September, 2005. A representative site was selected in manto 3 and a portal entry and 150 meters of drivage into the manto have already been completed.

The trial is being conducted with the assistance of specialist geotechnical and mining consultants. It is designed to provide information regarding:

- Mining geotechnical conditions This will provide a basis for designing production and production pillar sizes and extraction sequences and will assist in determining the suitability of the mantos for shortwall mining;

- Assessment of ground support requirements;

- Continuous miner productivity;

- Assessment of manto material response to mining. Any degradation of the manto during cutting and hauling and the effect of water used for dust suppression and rock bolting will be noted – to gauge potential issues for mine production, trafficability of the underground roadways and materials handling on the conveyors;

- Assessment of the resources to support continuous miner operations in Mexico. This mining will be conducted with a Mexican contractor using purchased or leased equipment.

Up to US$1.25 million has been budgeted for the trial to ensure that it returns useful and reliable information.

John W. Greenslade, P.Eng., a Qualified Person has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

The Company also wishes to announce it is filing a NI 43-101 independent technical report prepared by Don Hunter, FAusIMM, C.P. (Mining), a Qualified Person, of Brisbane, Australia concurrently with this news release. Mr. Hunter's report recommends, among other things, proceeding with the proposed underground mining trial. Once the underground mining concept has been tested and the necessary planning parameters determined, an interim economic assessment is recommended to confirm that the project remains potentially economically viable before proceeding with staged project development that would include completion of a bankable DFS. A copy of this report can be found on the SEDAR website at www.sedar.com or on the Company's website at www.bajamining.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release